**Hypo Real Estate**
GROUP

RECEIVED

2009 FEB 18 P 12:01

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09045345


Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com


**Rule 12g3-2(b) File No. 82-34748**

Date 11 February 2009

**Hypo Real Estate Holding AG**
**Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
MAR 02 2009
THOMSON REUTERS

Enclosures

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|---|---|
| 11 February 2009 | Hypo Real Estate Holding AG: SoFFin extends framework guarantee to Hypo Real Estate Group by EUR 10 billion |


Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Dr. Michael Endres
Board of Management Dr. Axel Wieandt (Vorsitzender des Vorstandes)
Manuala Better, Dr. Kai Wilhelm Franzmeyer,
Frank Krings,

Hypo Real Estate Holding AG



Hypo Real Estate HOLDING

**WKN:** 802770 **ISIN:** DE0008027707 **Land:** Deutschland

**Nachricht vom 11.02.2009 | 11:18**

# Hypo Real Estate Holding AG: SoFFin extends framework guarantee to Hypo Real Estate Group by EUR 10 billion

**Hypo Real Estate Holding AG / Agreement**

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

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SoFFin extends framework guarantee to Hypo Real Estate Group by EUR 10 billion

Munich, 11 February 2009 - The German Financial Markets Stabilisation Fund ('SoFFin') has granted an additional EUR 10 billion framework guarantee, expiring on 12 June 2009, to Hypo Real Estate Group.

Hypo Real Estate Bank AG, part of Hypo Real Estate Group, will use the guarantee framework to collateralise debt securities to be issued, which are due for repayment by 14 May 2009. Hypo Real Estate Bank AG will pay to SoFFin a pro-rata commitment commission of 0.1% on the undrawn portion of the framework guarantee, and a 0.5% p.a. fee on guarantees drawn upon.

The aggregate guarantee framework provided by SoFFin to the Group amounts to EUR 52 billion.

Negotiations between Hypo Real Estate Group and SoFFin regarding more extensive and longer-term liquidity and capital support measures have not yet been finalised.

Contact:
Reiner Barthuber +49-89-203007-201

11.02.2009 Financial News transmitted by DGAP

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| | |
|---|---|
| Language: | English |
| Issuer: | Hypo Real Estate Holding AG<br>Unsöldstraße 2<br>80538 München<br>Deutschland |
| Phone: | +49 (0)89 203 007-780 |
| Fax: | +49 (0)89 203 007-772 |
| E-mail: | ir@hyporealestate.com |
| Internet: | www.hyporealestate.com |
| ISIN: | DE0008027707 |
| WKN: | 802770 |
| Indices: | MDAX |
| Listed: | Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX |

End of News DGAP News-Service

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END